NOTICE & AGENDA

Dear Shareholders,

We are pleased to invite you to attend the Extraordinary General Meeting of Flamel Technologies, SA that will be held on Tuesday, 11th February 2014 at 1:00 pm (Paris time), at Company headquarters, located at 33, avenue du Dr Georges Lévy, 69693 Vénissieux, France, in order to deliberate on the following agenda:

Resolutions within the competence of the extraordinary general shareholders’ meeting

1.	Authorization to be granted to the Board of Directors for issue of a maximum number of three million (3,000,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS) with preferential subscription rights for shareholders; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

2.	Authorization to be granted to the Board of Directors for issue of a maximum number of fifteen million (15,000,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS), with removal of the shareholders’ preferential subscription right and reserved for a category of persons defined by the third resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

3.	Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increases performed under the delegation set forth in the second resolution to the benefit of a category of persons consisting of any financial management company, or investment fund managed by a financial management company, with at least EUR 35,000,000 in total assets under management, and any company or entity (including holding company) which invest in listed or unlisted mid-size companies as part of its regular business.

4.	Limitation of the total number of shares to be issued pursuant to the first and second resolutions to fifteen million (15,000,000) shares.

5.	Authorization to be granted to the Board of Directors for issue of a maximum number of two million (2,000,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS), with removal of the shareholders’ preferential subscription rights and reserved for a category of persons defined by the sixth resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

6.	Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the fifth resolution to the benefit of a category of persons consisting of any public or private company engaged in the manufacture, sale, marketing and/or distribution of pharmaceutical products or active pharmaceutical ingredients.

Flamel Technologies S.A. I Flamel.com

7.	Authorization to be granted to the Board of Directors to increase the share capital by issuing of shares reserved for the members of a company savings plan established in application of Articles L.3332-18 et seq. of the French Labor Code.

8.	Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the seventh resolution to the benefit of a category of persons consisting of employees of the Company.

9.	Powers for formalities.

The present Notice of Meeting includes:

•	the draft resolutions submitted to the General Meeting, the Board’s report to the General Meeting, and, more generally, all documents and information referred to in article R. 225-81 of the French Commercial Code (Code de commerce);

•	a form to be used in order to obtain the documents and information referred to in article R. 225-83 of the French Commercial Code (Code de commerce).

A voting form (“Form of proxy and vote by mail”), to be used to vote by post is also attached.

Information about how to participate in the General Meeting is provided hereafter.

Yours sincerely,

ON BEHALF OF THE BOARD OF DIRECTORS

The required quorum for extraordinary resolutions is one fourth (25%) of the total outstanding shares with voting rights, upon first call of the shareholders' meeting. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting. At this second Meeting, which shall take place within two months after the first meeting, the required quorum is one fifth (20%) of the total outstanding shares with voting rights.

IF THE QUORUM FOR THE ORDINARY MEETING IS NOT MET ON FEBRUARY 11, 2014, SHAREHOLDERS WILL BE INVITED TO VOTE AT A MEETING WHICH WILL BE HELD ON FEBRUARY 17, 2014 ON THE SAME AGENDA, AS DESCRIBED IN THIS NOTICE.

Flamel Technologies S.A. I Flamel.com

Flamel Technologies S.A.

French public limited-liability company, with a Board of Directors (société anonyme avec Conseil d’administration) with share capital of €3,123,700.00

Registered office: 33 avenue du Dr Georges Lévy – 69693 VENISSIEUX Cedex - France

Telephone: +33 (0)472 783 434

Registered with the Lyon Trade and Companies Registry under number 379 001 530

Website: www.flamel.com

Documents and information referred to in article R. 225-81 du Code de commerce.

This English version has been prepared for the convenience of English language readers.

It is a translation of the original French Document d’Assemblée Générale prepared for the Extraordinary General Meeting.

It is intended for general information only and in case of doubt the French original shall prevail.

Flamel Technologies S.A. I Flamel.com